UNITED STATES

Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

UQM Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

903213106

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 903213106	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons GDG Green Dolphin, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 4,522,650
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 4,522,650

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,522,650
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.36%
12	Type of Reporting Person (See Instructions) OO

CUSIP No. 903213106	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Gregory D. Glyman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 15,200
	6	Shared Voting Power 4,522,650
	7	Sole Dispositive Power 15,200
	8	Shared Dispositive Power 4,522,650

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,537,850
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11	Percent of Class Represented by Amount in Row (9) 8.39%
12	Type of Reporting Person (See Instructions) IN

CUSIP No. 903213106	Schedule 13G	Page 4 of 8

Item 1(a)	Name of Issuer:

UQM Technologies, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

4120 Specialty Place

Longmont, Colorado 80504

Item 2(a)	Name of Person Filing:

GDG Green Dolphin, LLC (“GDG”)

Gregory D. Glyman (“Glyman”)

GDG is the record holder of the securities reported herein as held by GDG. Glyman is the sole member and manager of GDG Green Dolphin, LLC.

Item 2(b)	Address of Principal Business Office or, if none, Residence:

GDG

1 N. Wacker Drive, Suite 2500

Chicago, Illinois 60606

Glyman

1 N. Wacker Drive, Suite 2500

Chicago, Illinois 60606

Item 2(c)	Citizenship:

GDG – Illinois

Glyman– United States

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

903213106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

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(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

Each reporting person’s calculation of its percentage ownership of the Common Stock of the Issuer is based upon 54,080,783 shares of Common Stock issued and outstanding as of November 7, 2017, as reported by the Issuer in its Amendment No. 1 to Form S-1 filed with the Securities and Exchange Commission on December 27, 2017.

(a)	Amount beneficially owned:

GDG – 4,522,650

Glyman – 4,537,850

(b)	Percent of class:

GDG – 8.36%

Glyman – 8.39%

(c)	Number of shares as to which the person has:

GDG

(i)	Sole power to vote or to direct the vote:	0

(ii)	Shared power to vote or to direct the vote	4,522,650

(iii)	Sole power to dispose or to direct the disposition of	0

(iv)	Shared power to dispose or to direct the disposition of	4,522,650

Glyman

(i)	Sole power to vote or to direct the vote:	15,200(1)

(ii)	Shared power to vote or to direct the vote	4,522,650

(iii)	Sole power to dispose or to direct the disposition of	15,200(1)

(iv)	Shared power to dispose or to direct the disposition of	4,522,650

CUSIP No. 903213106	Schedule 13G	Page 6 of 8

(1) Includes shares held by Glyman in an individual retirement account and by Glyman as a custodian for his children under The Uniform Gift to Minors Act.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 903213106	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2018

GDG Green Dolphin, LLC

By:	/s/ Gregory D. Glyman
	Name:	Gregory D. Glyman
	Title:	Manager

By:	/s/ Gregory D. Glyman
Gregory D. Glyman